

Mail Stop 4561

May 19, 2016

Steven G. Mihaylo
Chief Executive Officer
Crexendo, Inc.
1615 South 52nd Street
Tempe, AZ 85281

>    **Re:    Crexendo, Inc.**
>    **Preliminary Proxy Statement on Schedule 14A**
>    **Filed May 11, 2016**
>    **File No. 001-32277**

Dear Mr. Mihaylo:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal II – Change State of Incorporation, page 13

1.    On page 18, you state that your current Delaware governing documents contain certain provisions that are different from the provisions contained in your expected Nevada governing documents.  Please revise to summarize significant differences between your current Delaware governing documents and your expected Nevada governing documents.

General

2.    We were unable to locate your proxy card.  Please revise to include it with your next amendment or advise.  See Exchange Act Rule 14a-6(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, on his absence the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services